FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                       Report of Foreign Issuer
                pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934


              For the period 23 January 2003 - 06 March 2003


                          Cookson Group plc

      The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit No. 1    Director Shareholding released by London Stock Exchange on
                 23 January 2003

Exhibit No. 2    Holding(s) in Company released by London Stock Exchange on
                 30 January 2003

Exhibit No. 3    Holding(s) in Company released by London Stock Exchange on
                 24 February 2003

Exhibit No. 4    Preliminary Results for 2002 released by London Stock Exchange on 04 March 2003

Exhibit No. 5    Directorate Changes released by London Stock Exchange on
                 06 March 2003

Exhibit No. 1


SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


DIRECTOR NAMED IN 2 ABOVE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

26 NOVEMBER 2002

18) Period during which or date on which exercisable

26 JANUARY 2004

19) Total amount paid (if any) for grant of the option

NIL

20) Description of shares or debentures involved: class, number

AN OPTION UNDER THE US STOCK PURCHASE PLAN OVER 13,002 ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

25 PENCE EACH

22) Total number of shares or debentures over which options held following this notification

4,543,452

23) Any additional information


24) Name of contact and telephone number for queries

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4562

25) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC


Date of Notification..................................23 JANUARY 2003

Exhibit No. 2


NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AXA S.A

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AXA SUN LIFE PLC - 22,095,826 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867815 - 3,665,966 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867396 - 5,515,476 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867372 - 16,919,156 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 776934 - 2,308,408 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867050 - 4,162,017 SHARES

RBSTB NOMINEES DESIGNATION SUNPEN - 185,235 SHARES

SMITH & WILLIAMSON NOMINEES LTD A/C S66 - 600,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

28 JANUARY 2003

11) Date company informed

29 JANUARY 2003

12) Total holding following this notification

55,452,084 SHARES

13) Total percentage holding of issued class following this notification

2.93%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC - TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 30 JANUARY 2003

Exhibit No. 3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AEGON UK PLC GROUP OF COMPANIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A


6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

2,019,279 SHARES


8) Percentage of issued class

0.10%


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

24 FEBRUARY 2003

11) Date company informed

21 FEBRUARY 2003

12) Total holding following this notification

93,461,746 SHARES

13) Total percentage holding of issued class following this notification

4.94%

14) Any additional information

N/A


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC - 020 7766
4590

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 24 FEBRUARY 2003

Exhibit No. 4


                                                                    4 March 2003

ANNOUNCEMENT OF 2002 PRELIMINARY RESULTS



  - Sharp improvement in operating profit* of continuing operations in H2 2002
  - GBP34.4m profit versus loss of GBP1.2m in H2 2001
  - all divisions recorded improved profitability
  - Group operating profit* of GBP56.8m for the year, in line with market expectations
  - Benefits of cost reduction programmes showed through as year progressed
  - High operational gearing, particularly in Electronics division
  - Strong cash generation; free cash flow of GBP64m
  - Precision Products sold for GBP47.6m in January 2003
  - Net debt, on pro forma basis, reduced by 49%


*(before goodwill amortisation and exceptional items)

Stephen Howard, Group Chief Executive, said:

"2002 was a year in which we made difficult strategic decisions, took the necessary management actions and competed effectively in our markets despite a challenging trading environment, especially in the electronics industry. The benefits of cost reduction initiatives showed through increasingly as the year progressed. This was evidenced by the sharp improvement in profitability in the second half compared to both the second half of 2001, and the first half of 2002. The balance sheet was also substantially strengthened, primarily through the rights issue but also through strong cash generation and from disposals. As a result, we exited 2002 a much stronger business than we entered it, financially and operationally.

"Trading conditions in Cookson's major markets in the year to date have remained largely unchanged from the fourth quarter of 2002. In the Electronics division, activity levels appear to have stabilised, as evidenced by the weekly sales and order book position, whilst the timing and nature of a sustained electronics industry upturn remain uncertain. Steel production levels in the USA and in other major markets, which have been improving since the third quarter of 2002, have been maintained in the year to date. This has been reflected in the continued improvement in performance of the Ceramics division. Trading activity in the Precious Metals division's markets has remained similar to that of the fourth quarter of 2002.

"We will continue to manage the business tightly, with a particular emphasis on cash generation, internal efficiency and organic growth. Our strengthened balance sheet and the resilience that comes from our leading market positions provide us with the flexibility and robustness to address any difficult conditions that may persist. We believe there are continuing opportunities for margin enhancement and will pursue these vigorously to ensure that Cookson continues to improve its financial and competitive position in 2003, irrespective of the trading environment."

OVERVIEW

Over the last two years, Cookson has experienced exceptionally weak trading conditions in many of its key markets, particularly the electronics industry. However, by managing the business tightly, with a strong emphasis on cash generation and internal efficiency, Cookson has maintained its competitiveness and strengthened its financial position. This is evidenced by the sharp improvement in profitability recorded in the second half of 2002, compared with both the second half of 2001 and the first half of 2002.

Although the severe downturn that first became evident in the electronics industry early in 2001 appeared to "bottom out" in 2002, there were no signs that a meaningful recovery had yet taken hold. The rate of decrease in industry demand began to abate during the first half of 2002 and the level of destocking stabilised during the second half. This was reflected in the performance of the Electronics division where turnover has remained essentially unchanged for the past three half-year periods at constant exchange rates. However, in contrast to many of the division's competitors and other electronic industry participants, during the fourth quarter of 2002 Cookson Electronics achieved year-on-year turnover growth, albeit marginal, and operating profit was at break even.

In the Ceramics division, trading conditions began to improve gradually as the year progressed, reflecting an increase in steel production levels and, in turn, demand for the division's products, especially in its key US market. Improving conditions in the Glass sector were also experienced in the second half of the year. By the fourth quarter, the Ceramics division's return on sales was at its highest level for two years, also reflecting the beneficial impact of the significant restructuring programme which has been implemented over that period.

Weak consumer demand for jewellery in the USA and Europe resulted in trading being slower than expected for the Precious Metals division. The traditional inventory build-up by jewellery manufacturers and retailers in anticipation of the holiday sales period failed to materialise, resulting in slow fourth quarter trading activity. Nevertheless, the division returned a year-on-year profit improvement in the second half.

Reducing the level of debt and strengthening the balance sheet were strategic priorities during 2002 and, in August 2002, the rights issue raised GBP277 million, net of expenses. At the time of the rights issue, it was also announced that the Company would seek to dispose of the Precision Products sector of the Precious Metals division. This was completed in early January 2003. Had the proceeds of this disposal been received before the end of 2002, net borrowings, on a pro forma basis, would have been GBP383 million compared with GBP750 million at the end of 2001. The profile of the Company's remaining debt is mainly long-term in nature, being comprised of loan notes which mature between 2005 and 2012 and convertible bonds which are due for repayment in November 2004.

The intense focus on cash generation, which has been a key element of management's strategy throughout the Company for some time, was also maintained during 2002. This resulted in positive post-exceptional free cash flow of GBP64 million for the year. This is the eighth year in succession that positive free cash flow has been generated.

Improving the profitability of Cookson's businesses, even at the severely depressed levels of activity some have experienced, remained a priority in 2002. Cost saving measures introduced in 2001 had already resulted in a significant reduction in the Company's cost base in that year. These initiatives continued into 2002 and a number of new programmes were established, including the optimisation of installed capacity at Polyclad's two US West Coast laminate facilities in the USA and a further drive to accomplish the same objective in its US East Coast and European facilities, thereby achieving a better balance to its global production capacity.

The cumulative effect of all of the cost-saving initiatives that have been put in place since the beginning of 2001 is a decrease in the Group's cost base of some GBP100 million, on an annualised basis. It has also resulted in a net reduction in the Company's headcount of 3,500 people since the end of 2000. The benefits of these actions showed through increasingly in all three divisions, resulting in Cookson recording a sharp improvement in operating profit in the second half of 2002 over both the second half of 2001 and the first half of 2002.

The geographic footprint of Cookson's businesses continued its move towards Asia-Pacific during 2002. This trend is particularly evident in the Electronics division where, as a consequence of an industry-wide relocation of activity to Asia-Pacific and further investment, sales into the region accounted for 36% of the division's total in 2002. Over the last three years, Cookson's Asia-Pacific operations have also consistently outperformed its operations in other parts of the world in terms of both revenue growth and levels of profitability.



DIRECTORATE

Sir Bryan Nicholson, Chairman of Cookson since 1998, is retiring at this year's AGM having reached the age of 70. Richard Haythornthwaite, who has been a non-executive Director since 1999, retires at the same time. The process of identifying both a new Chairman and a new non-executive Director is at an advanced stage and the Company expects to make an announcement shortly.



CURRENT OUTLOOK

Trading conditions in Cookson's major markets in the year to date have remained largely unchanged from the fourth quarter of 2002. In the Electronics division, activity levels appear to have stabilised, as evidenced by the latest weekly sales and the order book position, whilst the timing and nature of a sustained upturn remain uncertain. Steel production levels in the USA and in other major markets, which have been improving since the third quarter of 2002, have been maintained in the year to date. This has been reflected in the continued improvement in performance of the Ceramics division. Trading activity in the Precious Metals division's markets has remained similar to that of the fourth quarter of 2002.

The quality of Cookson's businesses provides a strong platform for revenue growth as its markets improve. The significantly lower cost base across all three divisions provides Cookson with a high level of operational gearing, especially in the Electronics division. The Group will continue to be managed tightly, with a particular emphasis on cash generation, internal efficiency and organic growth. Further opportunities for efficiency and margin enhancement will be pursued vigorously to ensure that Cookson continues to improve its financial and competitive position in 2003, irrespective of the trading environment.



RESULTS OF OPERATIONS

Group - Continuing operations

                                      Turnover                      Operating profit/(loss)

                              2002                2001              2002              2001
                              GBPm                GBPm              GBPm              GBPm

First half                     864                1,050             13.8              46.8
Second half                    857                 879              34.4              (1.2)
Year                          1,721               1,929             48.2              45.6


(Note. The above data and those in the divisional tables below: are at reported exchange rates; exclude the results of discontinued operations including the results of Precision Products which was sold in January 2003; include the Group's share of results attributable to joint ventures; and operating profit is stated before goodwill amortisation and exceptional items. The impact of acquisitions was immaterial in 2001 and 2002.)

Turnover. Turnover for 2002 was 11% lower than 2001 and down 8% at constant exchange rates. The rate of decrease in turnover moderated in the second half of 2002, declining by only 3% versus the second half of 2001; this compares with a fall of 18% in the first half of 2002 over the first half of 2001. The improving trend was also evident in the fourth quarter of 2002 in which turnover was 5% higher than the fourth quarter of 2001, at constant exchange rates.

Operating profit. Despite turnover being 11% lower than 2001, operating profit increased by 6% in 2002 and by 7% at constant exchange rates. This improvement in profitability arose from a GBP77 million decrease in operating expenses, due principally to the benefits derived from cost-cutting programmes, which more than offset the GBP75 million loss of prime margin from GBP208 million lower turnover. The impact of these programmes was particularly evident in the second half of 2002, with operating profit of GBP34.4 million up GBP35.6 million on the second half of 2001. The increased rate at which the cost-cutting benefits accrued during 2002 was also evidenced by operating profit in the fourth quarter of the year of GBP24.2 million in comparison to a loss of GBP1.2 million in the fourth quarter of 2001.

Geographic analysis of turnover and operating profit. Cookson's US businesses remained the biggest contributors to total Group turnover, accounting for 40% from continuing operations in 2002. However, US operations continued to incur an operating loss which amounted to GBP22.0 million in 2002. The Company's Continental European operations, which contributed 27% of total turnover, recorded lower profits than in 2001.

In contrast, Cookson's activities in the Asia-Pacific region experienced better trading conditions; turnover from operations in the region rose to 16% of the Group total and operating profit increased to GBP37.3 million, whilst total sales to customers in the region increased to 20% of the Group total. In addition, although turnover from UK activities decreased to 10% of the total, profitability improved.


Electronics division

                                      Turnover                      Operating profit/(loss)

                              2002                2001              2002              2001
                              GBPm                GBPm              GBPm              GBPm

First half                     357                 495             (11.7)             11.0
Second half                    337                 357              (3.2)            (25.1)
Year                           694                 852             (14.9)            (14.1)




Turnover. In 2002, turnover decreased by 18% versus 2001 and by 16% at constant exchange rates. The division's contribution to Group turnover from continuing operations decreased from 44% in 2001 to 40% in 2002.

Following sharp falls in activity in 2001, the rate of decrease in industry demand began to abate in the first half of 2002 and the level of destocking stabilised. This was evidenced by turnover in the Electronics division, at constant exchange rates, being unchanged for the last three half-year periods at GBP347 million. A marginal improvement in trend was noticeable in the fourth quarter of 2002 with turnover 2% higher than the fourth quarter of the previous year, at constant exchange rates.

In the division's PWB Laminates sector, turnover for 2002 was down 32% on 2001 following a sharp fall in demand for printed circuit boards (PCBs). However, for the PWB Chemistry sector, where demand for its non-PCB products was less affected, turnover for 2002 was only 6% lower than 2001, at constant exchange rates. In the Equipment sector, turnover in both the first and second halves of 2002 remained depressed at a similar level to the second half of 2001 and, as a consequence, was 26% lower than the full year of 2001. The Assembly Materials sector was relatively less impacted by the downturn in the electronics industry, due to its broader product range and market reach, and turnover for 2002 was 10% lower than 2001, at constant exchange rates.

Operating profit. Despite a GBP158 million year-on-year reduction in turnover, the Electronics division recorded a broadly unchanged operating loss for 2002 compared with 2001. Significantly, the loss of prime margin from the lower turnover was almost entirely offset by extensive cost-cutting measures. Since the end of 2000, the division's headcount has been reduced by some 2,700 employees, representing 32% of its workforce, and 13 facilities have been closed or decommissioned. The impact on operating profit of these initiatives is also evidenced by a GBP21.9 million reduction in the division's operating loss in the second half of 2002 compared to the second half of 2001, despite GBP20 million lower sales. Furthermore, on turnover of GBP169 million in the fourth quarter of 2002, the division operated at marginally better than break-even.

The particularly sharp falls in turnover experienced by the PWB Laminates sector and by the Equipment sector resulted in both sectors registering operating losses in 2002. Both the Assembly Materials and PWB Chemistry sectors, however, were profitable in 2002 and by the fourth quarter of 2002 the level of return on sales achieved by both sectors was similar to that of the fourth quarter of 2000.



Ceramics division

                                      Turnover                         Operating profit

                              2002                2001              2002              2001
                              GBPm                GBPm              GBPm              GBPm

First half                     345                 382              18.6              26.3
Second half                    360                 349              27.5              14.1
Year                           705                 731              46.1              40.4




Turnover. The Ceramics division's turnover for 2002 was down by 4% on 2001 and by 1% at constant exchange rates. The division's relative contribution to Group turnover of continuing operations increased from 38% in 2001 to 41% in 2002.

Approximately 80% of the division's turnover is linked to the level of steel produced in the markets within which it operates, principally the USA and Europe. A fall in US and UK steel production, which took hold in the fourth quarter of 2001 and continued into the first half of 2002, contributed to a decrease in demand for many of the division's products. This resulted in an 8% fall in turnover in the division's Iron and Steel sector in the first half of 2002, at constant exchange rates, compared with the first half of 2001. However, steel production recovered in the USA and in Continental Europe in the second half of 2002 and turnover for the Iron and Steel sector increased by 9% in the second half of 2002, at constant exchange rates, over the same period last year. As a result, the sector's turnover for 2002 was unchanged compared to 2001.

Turnover in 2002 in the Foundry sector, which is indirectly linked to the level of US and European steel production, decreased by 4% compared with 2001, at constant exchange rates. In the Glass sector, turnover was down 3% for the year although, with previously deferred furnace-lining projects coming on stream and strong growth in solar crucibles, turnover for this sector grew by 11% at constant exchange rates in the second half of 2002 over that of 2001.

Operating profit. The operating profit of the Ceramics division in 2002 was 14% higher than 2001 and was up by 16% at constant exchange rates. Despite turnover being GBP26 million lower than 2001, a GBP5.7 million improvement in operating profit was achieved. This was a result of both a better geographic sales mix and a reduction in the division's cost base due to a combination of cost-cutting initiatives and the now-completed three-year programme to integrate the Premier acquisition. The full benefits of these measures, together with a 3% increase in turnover, resulted in operating profit in the second half of 2002 being 95% higher than the second half of 2001. In the fourth quarter of 2002, the level of profitability improved further and, on sales of GBP188 million, return on sales for the division of 9% was at virtually the same level as that achieved in 2000.



Precious Metals division*

                                      Turnover                         Operating profit
                              2002                2001              2002              2001
                              GBPm                GBPm              GBPm              GBPm

First half                     163                 174               6.8               9.5
Second half                    160                 172              10.2               9.8
Year                           323                 346              17.0              19.3



*(Excludes the results of the Precision Products sector that has been disposed).

Turnover. The Precious Metals division's turnover was down by 7% on 2001 and by 5% at constant exchange rates. The division's relative contribution to Group turnover increased from 18% in 2001 to 19% in 2002.

Traditionally, the division's turnover is higher in the second half of the year than in the first half due to a build-up in inventory by both jewellery manufacturing customers and retailers prior to the late November/December holiday season. In 2001, this increase did not arise, mainly due to the events of September 11, and the market remained soft in the first half of 2002. Furthermore, the customary inventory build up did not take place in the second half of 2002 and, due to continued weakness in jewellery demand in the division's key markets in the USA and Europe, turnover was down 4% over the second half of 2001, at constant exchange rates.

Operating profit. The Precious Metals division's operating profit was 12% lower in 2002 than 2001 and down by 9% at constant exchange rates. The decrease arose entirely in the first half of 2002 as in the second half operating profit was 9% higher than the same period a year ago at constant exchange rates. This improvement in profitability was primarily due to increased higher value added sales in the USA and a reduction in headcount, principally in the European activities as part of the Cookson-CLAL integration programme that was initiated in 2001.

Discontinued operations

Turnover of GBP71 million (2001: GBP83 million) and operating profit of GBP8.6 million (2001: GBP10.9 million) for 2002 relates to the Company's Precision Products businesses and a number of small, non-core businesses that were sold in January 2003 and 2002 respectively. Turnover and operating profit of GBP87 million and GBP3 million respectively arose in 2001 primarily from the Magnesia Chemicals and Plastic Mouldings businesses which were sold in 2001.



GROUP PROFIT AND LOSS

Profit/(loss) before taxation

                                        Profit/(loss) before Tax*
                                       2002                    2001

                                       GBPm                    GBPm

First Half                            (11.9)                   30.9

Second Half                            16.0                   (24.2)

Year                                   4.1                     6.7




     *(before exceptional items and goodwill amortisation)

Group profit before tax, exceptional items and goodwill amortisation for 2002 was GBP4.1 million compared with a profit of GBP6.7 million in 2001. However, in the second half of 2002, following both an improvement of GBP36.7 million in Group operating profit and GBP3.5 million lower interest costs, profit before tax improved by GBP40.2 million over the second half of 2001.

Group loss before taxation, after both exceptional items of GBP63.1 million and goodwill amortisation of GBP37.9 million, amounted to GBP96.9 million compared with a loss of GBP107.4 million in 2001.

Operating exceptional items

Operating exceptional items of GBP31.4 million were charged as a result of cost-saving initiatives instigated in 2001 and 2002 and included GBP16.2 million of asset write-offs. Of the total charge, GBP25.2 million arose in the Electronics division, primarily related to programmes to optimise the manufacturing capacity of the PWB Laminates sector in the USA and Europe. Operating exceptional charges of approximately GBP2 million are expected to accrue in 2003 in relation to programmes initiated in 2002.

Non-operating exceptional items

Net loss on sale or closure of operations

In 2002, the net loss on sale or closure of operations was GBP20.8 million which includes GBP6.3 million of goodwill previously written-off against reserves. This primarily relates to the sale of the Dental Products businesses and the disposal of certain small non-core activities in the Electronics division. The charge in 2001 of GBP57.6 million, as restated, primarily related to the sale of the Magnesia Chemicals and Plastic Mouldings businesses.

Net (loss)/profit on sale of fixed assets

The net loss on sale of fixed assets of GBP10.9 million in 2002 includes a gain on sales of land and buildings offset by an increase in the provision against the carrying value of the Company's ESOP shares and a write-off of certain fixed assets associated with closed facilities and product lines.

The net profit in 2001 of GBP13.3 million primarily arose from sales of land and buildings.

Net interest expense

Net interest expense increased marginally from GBP52.4 million in 2001 to GBP52.7 million in 2002. A decrease in interest paid on lower borrowings, due to both positive cash flow before financing and the GBP277.2 million net proceeds from the rights issue in August 2002, was offset by both higher average interest rates and a GBP3.6 million increase in amortisation of financing fees to GBP4.4 million. The average interest rate on borrowed monies, excluding amortisation of financing fees, at the end of 2002 was 6.6%. The Group enters 2003 with significantly lower borrowings than 2002 which will result in a lower interest charge.

Taxation

The Group recorded a net tax credit of GBP0.6 million in 2002 which consisted of a tax charge of GBP1.2 million on the Group profit before taxation, exceptional items and goodwill amortisation and a GBP1.8 million tax credit on net exceptional items and goodwill amortisation.

Following the adoption of FRS 19 "Deferred Taxation", the tax charge for 2001 was restated. This has resulted in a credit for taxation of GBP46.9 million arising for 2001 versus a credit of GBP3.1 million as previously reported.

Earnings per share (EPS)

Headline EPS, which is based on profit after tax but before goodwill amortisation and all exceptional items, amounted to 0.1 pence per share in 2002. This compared with the 0.7 pence EPS reported in 2001, before restatement to account for the adoption of FRS 19, as set out above. After restatement, EPS in 2001 amounted to 6.0 pence.

The average number of shares in issue during 2002 was 1,129 million, after taking account of the rights issue in August 2002, which compares with 740 million in 2001. The number of shares in issue at 31 December 2002 was 1,892 million.

Dividends

No dividend has been declared for 2002. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid in 2002 or until certain financial targets had been achieved. For the first half of 2001, an interim dividend of 4.5 pence per share was paid in October 2001.



LIQUIDITY AND CAPITAL RESOURCES

Cash flow statement

Cash flows from operating activities

In 2002, the Group generated GBP131.6 million net cash inflow from operating activities after exceptional operating costs. A feature of the strong cash flow performance was the GBP42.3 million improvement in trade working capital. The continued improvement in working capital in 2002 arose primarily from tight supply chain management and cash conservation initiatives implemented throughout the Group. This resulted in a GBP30.3 million reduction in inventory and a decrease in accounts receivable of GBP13.5 million. Cash outflows for rationalisation costs were GBP20.2 million in 2002 and the expected cash outflow in 2003 for rationalisation programmes already announced is approximately GBP14 million.

Capital expenditure

Payments to acquire fixed assets in 2002 decreased by 37% to GBP43.2 million from GBP68.4 million in 2001, principally attributable to reduced capacity requirements on lower activity levels. Capital expenditure payments were 0.7 times depreciation compared with 1.1 times in 2001. Receipts from the disposal of fixed assets, primarily in respect of the sale and sale and leaseback of properties, were GBP8.0 million in 2002, down from GBP34.0 million in 2001.

Operating cash flow

Operating cash flow for 2002, being cash flow from operating activities less capital expenditure, amounted to GBP88.4 million; this compares favourably with an operating profit before exceptional items and goodwill amortisation of GBP56.8 million. The high rate of cash conversion, i.e. operating cash flow as a percentage of operating profit, that was achieved in 2002 has been a consistent feature of Cookson's performance in the last 5 years with the cash conversion rate for continuing operations over the period being 99%.

Net interest paid

The cash outflow for interest paid in 2002 was GBP56.1 million compared with GBP59.5 million in 2001. Cash proceeds from the close-out of interest rate swaps amounted to GBP10.3 million in 2002 compared with GBP28.2 million in 2001.

Taxation

The GBP10.8 million net tax receipts for 2002 was primarily due to a refund of tax paid in prior periods arising from a carry-back of losses, mainly in the Group's US activities in 2001 and 2002. In 2001, net tax payments amounted to GBP21.6 million.

Dividends paid

No dividends were paid in 2002, whereas dividends of 10.0 pence per share, amounting to GBP72.3 million, were paid in 2001.

Free cash flow

As a result of the above, free cash flow before and after dividends was GBP63.8 million in 2002 compared with GBP73.3 million before dividends and GBP1.0 million after dividends in 2001.

Acquisitions and disposals

In 2002, net cash outflow from acquisitions and disposals was GBP28.0 million. This comprised: an inflow of GBP3.8 million related to the disposal of Dental Products and a number of small non-core businesses; GBP14.6 million outflow for certain small acquisitions and a prior period acquisition earnout payment; and GBP17.2 million related to accrued costs for certain prior period business disposals.

Net cash inflow before and after financing

The aggregate effect of the above resulted in net cash inflow before financing of GBP35.8 million for 2002 compared with GBP36.2 million in 2001.

In August 2002, the Group completed an 8-for-5 rights issue which raised net cash proceeds of GBP277.2 million which resulted in net cash inflow after financing of GBP313.0 million in 2002.

Subsequent event

In January 2003, Cookson disposed of its Precision Products sector for a total consideration of GBP47.6 million, payable as to GBP45.4 million in cash and GBP2.2 million in a subordinated loan note repayable in 8 years. The cash proceeds were used to reduce borrowings.



GROUP BORROWINGS

The following table presents the Group's net debt position at 31 December 2001 and 2002, and also on a pro forma basis had the GBP45.4 million cash proceeds from the sale in January 2003 of the Precision Products businesses been received on 31 December 2002:




  At 31 December                                                     At 31 December          At 31 December

       2001                                                               2002                    2002
      Actual                                                             Actual                 Pro Forma
       GBPm                                                               GBPm                    GBPm

       391.6        Loan notes                                            354.1                   354.1

       80.0         Convertible bonds                                     80.0                    80.0

       291.1        Drawn committed bank facilities                       28.1                      -

       10.5         Other loans and overdrafts                             8.5                     8.5

       773.2        Borrowings                                            470.7                   442.6

      (23.6)        Cash and short-term deposits                         (42.5)                  (59.8)

       749.6        Net debt                                              428.2                   382.8


The Group's current long-term borrowing requirements have been satisfied by $570 million (GBP354.1 million) of long-term loan notes due for repayment between 2005 and 2012 and by GBP80 million of convertible bonds that are due for repayment in November 2004. The Group's near-term and mid-term borrowing requirements have been met primarily by a GBP291 million committed syndicated bank facility which matures on 30 September 2004. As at 31 December 2002, GBP28.1 million had been drawn down against the syndicated bank facility. All of the drawn amount was secured against certain assets of some of the Group's subsidiaries. Since the year end, the syndicated bank facility was reduced to GBP250 million following the sale of Precision Products.


CURRENCY

The principal exchange rates used for the period were as follows:


                                                      Year ended 31 December
                                         2002             2001         2002                     2001

                                           Average rate                      Year end rate
                                       _____________________         _____________________________
US dollar ($ per GBP)                    1.50             1.44         1.61                     1.46
Euro (EUR per GBP)                       1.59             1.61         1.53                     1.63
Singapore dollar (S$ per GBP)            2.69             2.58         2.79                     2.69
Japanese yen (Y per GBP)                 188              174          191                      191



Applying the average and year end currency rates for the year and as at 31 December 2001 respectively would have resulted in a reduction to the reported amounts for 2001 for operating profit before goodwill amortisation and exceptional items of GBP0.7 million and net debt of GBP27.3 million.

PENSIONS AND OTHER POST-EMPLOYMENT PLANS

The Group has defined benefit pension plans, primarily operative in the UK and USA. The valuation deficit on these plans, net of notional tax and actual balance sheet accruals, if accounted for in accordance with FRS 17, would have resulted in a reduction in shareholders' funds of GBP73.2 million as at 31 December 2002.

The net valuation deficit reported at the end of 2001 amounted to GBP20.9 million with the increase in deficit in 2002 primarily due to a decrease in the value of equity investments held by the pension plans. As at 31 December 2002, 62% of the pension plans' GBP211 million assets were invested in equities, with the balance in bonds. After consultation with the trustees of the UK and US pension plans, it has been agreed to increase cash contributions to these plans by GBP5.0 million and GBP1.9 million respectively in 2003. The increase in cash contributions takes into account both the current valuation deficit and the long-term nature of the funding of the plans. The charge to the profit and loss account in 2003 for the UK pension plan will be unaffected by these increased cash contributions.

In addition, the Group has various post-employment plans which, based on actuarial estimates, have future liabilities of GBP30.3 million. All of these liabilities are unfunded, however, full provision for such is currently held on the Group balance sheet.

CHANGE IN ACCOUNTING POLICY - DEFERRED TAX

The FRS 19 "Deferred Taxation" accounting standard was adopted in 2002 and, as a consequence, prior year comparatives have been restated. The effect of the change in accounting policy was to increase profit after tax in 2001 by GBP45.6 million (6.2 pence per share) and the value of deferred tax assets by GBP36.5 million as at 31 December 2001.

CARRYING VALUE OF FIXED ASSETS

In accordance with FRS 11 "Impairment of Fixed Assets and Goodwill", the Company has carried out a review of the carrying value of the Group's tangible fixed assets and goodwill. No impairment charges relating to tangible fixed assets were required to be recognised in 2002, but GBP87.8 million of goodwill, which had previously been written-off directly to reserves in respect of the Equipment sector of the Electronics division, was determined to have become impaired. However, in accordance with the Company's accounting policy, no charge to the profit and loss account arises in respect of this goodwill impairment, having already been written-off.



Shareholder/analyst enquiries:

Cookson Group plc                               Tel: 020 7766 4500

Stephen Howard, Group Chief Executive

Dennis Millard, Group Finance Director

Lisa Williams, Investor Relations & Corporate Comms.


Press enquiries:

Hogarth Partnership                             Tel: 020 7357 9477

John Olsen


Copies of Cookson's 2002 Annual Report are being posted to the shareholders of the Company on 24 March 2003 and will be available on the Company's website and at the Registered Office of the Company after that date.

Cookson management will make a presentation to analysts on 4 March 2003 at 9:
30am (UK time). This will be broadcast live on Cookson's website. An archive version will be available on the website from 5 March.

Cookson Group plc, The Adelphi, 1-11 John Adam Street, London WC2N 6HJ

Corporate website: www.cooksongroup.co.uk


Forward Looking Statements

This announcement contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.



Group Profit and Loss Account
for the year ended 31 December 2002


                              Before                                        Before
                              exceptional     Exceptional                   exceptional      Exceptional
                              items and         items and                   items and          items and        2001
                              goodwill           goodwill                   goodwill            goodwill          as
                              amortisation   amortisation       2002     amortisation       amortisation    restated
                                                                                                             (note 9)
                  note                GBPm           GBPm       GBPm                GBPm            GBPm         GBPm

  Turnover,          1             1,791.9              -    1,791.9             2,099.4               -      2,099.4
  including
  joint
  ventures

  Operating
  profit/(loss),
  including
  joint
  ventures

  Continuing         1                48.2              -       48.2                45.6               -         45.6
  operations,
  including
  joint
  ventures

  Operating       1, 2                   -         (31.4)     (31.4)                   -          (31.2)       (31.2)
  exceptional
  items

  Goodwill           8                   -         (37.9)     (37.9)                   -          (38.6)       (38.6)
  amortisation

  Continuing                          48.2         (69.3)     (21.1)                45.6          (69.8)       (24.2)
  operations

  Discontinued       1                 8.6              -        8.6                13.5               -         13.5
  operations

  Total                               56.8         (69.3)     (12.5)                59.1          (69.8)       (10.7)
  operating
  profit/(loss)

  Net loss on        3                   -         (20.8)     (20.8)                   -          (57.6)       (57.6)
  sale of
  operations

  Net                4                   -         (10.9)     (10.9)                   -            13.3         13.3
  (loss)/profit
  on sale of
  fixed assets

  Profit/(loss)                       56.8        (101.0)     (44.2)                59.1         (114.1)       (55.0)
  on ordinary
  activities
  before
  interest

  Net Interest                      (52.7)              -     (52.7)              (52.4)               -       (52.4)

  Profit/(loss)                        4.1        (101.0)     (96.9)                 6.7         (114.1)      (107.4)
  on ordinary
  activities
  before
  taxation

  Taxation on      7,9               (1.2)            1.8        0.6                39.4             7.5         46.9
  profit/(loss)
  on ordinary
  activities

  Profit/(loss)                        2.9         (99.2)     (96.3)                46.1         (106.6)       (60.5)
  on ordinary
  activities
  after
  taxation

  Minority                           (2.1)              -      (2.1)               (1.5)               -        (1.5)
  interests

  Profit/(loss)                        0.8         (99.2)     (98.4)                44.6         (106.6)       (62.0)
  for the
  financial
  year

  Dividends                              -              -          -              (32.3)               -       (32.3)

  Net                                  0.8         (99.2)     (98.4)                12.3         (106.6)       (94.3)
  profit/(loss)
  transferred
  to reserves

  Earnings per       7
  share:
  Basic and                                                                         0.7p                      (14.9)p
  diluted - as
  previously
  reported

  - as restated                       0.1p                    (8.7)p                6.0p                       (8.4)p





Statement of Group Cash Flows
for the year ended 31 December 2002


                                                                                        2002            2001
                                                                         note           GBPm            GBPm

Net cash inflow from operating activities (see analysis below)                         131.6           154.4

Dividends from joint ventures                                                            2.4             6.2

Net interest paid                                                           5         (45.8)          (31.3)

Taxation                                                                                10.8          (21.6)

Net capital expenditure                                                               (35.2)          (34.4)

Free cash flow before dividends                                                         63.8            73.3

Net proceeds from business divestments                                                   3.8            60.1

Consideration for business acquisitions                                               (14.6)          (19.5)

Other, including prior year disposals costs                                           (17.2)           (5.4)

Dividends paid                                                                             -          (72.3)

Net cash inflow before financing                                                        35.8            36.2

Issue of shares                                                             6          277.2             1.7

Net cash inflow after financing                                                        313.0            37.9

Increase in short-term deposits                                                        (8.9)               -

Decrease in debt                                                                     (294.4)          (27.7)

Increase in cash during the year                                                         9.7            10.2



Analysis of Group Net Debt

Net debt at 1 January                                                                 (749.6)         (794.0)

Net cash inflow after financing                                                         313.0            37.9

Foreign exchange and other movements                                                      8.4             6.5

Net debt at 31 December                                                               (428.2)         (749.6)



Analysis of Net Cash Inflow from Operating Activities

Group operating profit before exceptional items and goodwill amortisation                56.8            59.1

Depreciation                                                                             59.8            62.7

less: share of profit of joint ventures                                                 (1.8)           (3.4)

EBITDA                                                                                  114.8           118.4

Net decrease in trade working capital and other creditors                                37.0            68.2

Rationalisation costs                                                                  (20.2)          (32.2)

Net cash inflow from operating activities                                               131.6           154.4





Group Balance Sheet
as at 31 December 2002

                                                                                                           2001
                                                                                                    as restated
                                                                                          2002         (note 9)
                                                                           note           GBPm             GBPm

Fixed assets                                                                  8        1,076.0          1,231.9

Current assets                                                               10          648.2            737.8

Creditors: amounts falling due within one year                                         (375.7)          (433.6)

Net current assets                                                                       272.5            304.2

Total assets less current liabilities                                                  1,348.5          1,536.1

Creditors: amounts falling due after more than one year                                (552.6)          (847.8)

Provisions for liabilities and charges                                                  (67.8)           (91.2)

                                                                                         728.1            597.1

Equity capital                                                                6          375.4            363.8

Reserves                                                                6, 8, 9          341.9            223.3

Minority interests                                                                        10.8             10.0

                                                                                         728.1            597.1
Net borrowings included above:

Borrowings - short-term                                                                   14.5             17.0

           - long-term                                                                   456.2            756.2

Total gross borrowings                                                                   470.7            773.2

Less: cash and short-term deposits                                                      (42.5)           (23.6)

Total net borrowings                                                                     428.2            749.6



Notes to the accounts

1     Segmental analyses

The results reported in 2002 as discontinued operations comprise the Group's
Precision Products business and certain small, non-core, Electronics operations.
These discontinued businesses previously formed part of the Group's continuing operations and comparatives have been restated. In 2001, the results reported as discontinued operations represent those reported as such in 2002, together with those of the Group's Plastic Mouldings and Magnesia Chemicals businesses.


                                                                                            2002                    2001
                                                                                                                      as
                                                                                                                restated
                                                                             Turnover  Operating     Turnover  Operating
                                                                                         (loss)/                 (loss)/
                                                                                          profit                  profit
By Division                                                                      GBPm       GBPm         GBPm       GBPm

Electronics                                                                     694.0     (14.9)        851.5     (14.1)

Ceramics                                                                        704.6       46.1        731.1       40.4

Precious Metals                                                                 322.5       17.0        346.5       19.3

Ongoing operations                                                            1,721.1       48.2      1,929.1       45.6

Goodwill amortisation                                                               -     (37.9)            -     (38.6)

Exceptional items                                                                   -     (31.4)            -     (31.2)

Continuing operations                                                         1,721.1     (21.1)      1,929.1     (24.2)

Discontinued operations                                                          70.8        8.6        170.3       13.5

Total Group                                                                   1,791.9     (12.5)      2,099.4     (10.7)



Of the goodwill amortisation charge of GBP37.9m (2001: GBP38.6m), GBP19.9m related to Electronics (2001: GBP20.3m), GBP15.2m to Ceramics (2001: GBP15.4m) and GBP2.8m to Precious Metals (2001: GBP2.9m).

Of the total exceptional items of GBP31.4m (2001: GBP31.2m), GBP25.2m related to Electronics (2001: GBP25.1m), GBP4.3m to Ceramics (2001: GBP6.1m) and GBP1.9m to Precious Metals (2001: nil).



                                                                                  2002                             2001
                                                                                                                     as
                                                                                                               restated
                                                              By geographic         By         By geographic         By
                                                          location of Group                      location of
                                                                 operations   customer                         customer
                                                                              location      Group operations   location
                                                         Turnover Operating   Turnover    Turnover Operating   Turnover
                                                                    (loss)/                          (loss)/
                                                                     profit                           profit
Geographical                                                 GBPm      GBPm       GBPm        GBPm      GBPm       GBPm

United Kingdom                                              178.5       3.5      136.0       214.0     (3.9)      162.8

Continental Europe                                          459.9      17.1      463.0       533.1      21.5      550.2

USA                                                         688.3    (22.0)      602.4       784.2    (20.0)      692.1

Asia-Pacific                                                278.7      37.3      347.1       276.6      36.8      336.7

Rest of the World                                           115.7      12.3      172.6       121.2      11.2      187.3

Ongoing operations                                        1,721.1      48.2    1,721.1     1,929.1      45.6    1,929.1

Goodwill amortisation                                           -    (37.9)          -           -    (38.6)          -

Exceptional items                                               -    (31.4)          -           -    (31.2)          -

Continuing operations                                     1,721.1    (21.1)    1,721.1     1,929.1    (24.2)    1,929.1

Discontinued operations                                      70.8       8.6       70.8       170.3      13.5      170.3

Total Group                                               1,791.9    (12.5)    1,791.9     2,099.4    (10.7)    2,099.4



Of the goodwill charge of GBP37.9m (2001: GBP38.6m), GBP3.6m (2001: GBP3.6m) was in the UK, GBP4.3m (2001: GBP4.3m) in Continental Europe, GBP22.1m (2001:
GBP23.2m) in the USA, GBP6.6m (2001: GBP6.3m) in Asia-Pacific and GBP1.3m (2001:
GBP1.2m) in the Rest of the World.

Of the exceptional items of GBP31.4m (2001: GBP31.2m), GBP2.4m (2001: GBP5.7m) was in the UK, GBP9.7m (2001: GBP1.3m) in Continental Europe, GBP19.1m (2001:
GBP22.8m)  in the  USA,  GBP0.2m  (2001:  nil) in  Asia-Pacific  and nil  (2001:
GBP1.4m) in the Rest of the World.

The majority of discontinued operations were located in the USA.



2     Operating exceptional Items

The charges in 2002 and 2001 related to the implementation of rationalisation initiatives aimed at ensuring that the cost base of each of the Group's major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines.

3     Net loss on sale of operations

The sale of non-core businesses in 2002, including certain of the Group's Precision Products businesses, produced a net loss of GBP20.8m, after goodwill written-off of GBP6.3m. In January 2003, the Group disposed of the remainder of its Precision Products businesses for consideration of GBP47.6m, generating a net profit of GBP1.5m after goodwill written-off of GBP19.4m. The sale of non-core businesses in 2001, including the Group's Plastic Mouldings and Magnesia Chemicals businesses, produced a net loss of GBP57.6m, as restated, and after goodwill written-off of GBP63.2m.

4     Net (loss)/profit on sale of fixed assets

The net loss on sale of fixed assets of GBP10.9m in 2002 (2001: GBP13.3m net profit) included provisions to write down certain fixed assets associated with closed facilities and product lines and a charge of GBP7.8m in respect of the Company's ESOP comprising a provision against the carrying cost of the ESOP-held Company shares, together with the write-off of options taken out over shares to satisfy ESOP obligations no longer likely to be exercised. The sale of certain of the Group's properties generated a profit of GBP2.3m (2001: GBP13.5m), for cash proceeds of GBP8.0m (2001: GBP28.4m).

5     Interest

In 2002, as part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, a number of interest rate swaps were closed out. This generated GBP10.3m (2001: GBP28.2m) in cash proceeds which are included in arriving at net interest payments for 2002 of GBP45.8m (2001: GBP31.3m).

6     Rights issue

Ordinary shareholders of the Company on the register at the close of business on 1 August 2002 were offered, by way of a rights issue, 1,164.1m new ordinary shares on the basis of eight new ordinary shares of 1p each for every five ordinary shares of 50p each they held. These shares were fully subscribed, resulting in total proceeds on issue of GBP277.2m, net of expenses.

7     Earnings per share (EPS)

Basic and diluted EPS are calculated using a weighted average of 1,129m ordinary shares in issue during the year, as adjusted for the rights issue in August 2002.

The Directors believe that the calculation of EPS excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earnings of the Group. Using this measure, EPS amounted to 0.1p per share in 2002. This compared with the 0.7p EPS reported in 2001, before restatement to account for the adoption of FRS 19 "Deferred Taxation" (see note 9 below). After restatement, EPS in 2001 amounted to 6.0p.

8     Goodwill

Included in fixed assets is GBP598.3m of goodwill (2001: GBP664.9m). Goodwill arising in 2002 amounted to GBP13.3m (2001: GBP1.8m) and all goodwill is amortised over its estimated life of 20 years. Accumulated goodwill arising prior to 1998, which remains fully written-off against Group reserves, amounts to GBP430.6m (2001: GBP433.6m). Of the goodwill previously written-off against Group reserves, GBP87.8m was recognised as being impaired following a review of the carrying value of the Group's goodwill as required by FRS 11. In accordance with the Company's accounting policy, no charge to the profit and loss account arises in respect of this impairment.


9     Reserves
                                                               2002
                                                               GBPm

At 1 January 2002 - as previously reported                    186.8

Prior year adjustment                                          36.5

At 1 January 2002 - as restated                               223.3

Premium on issue of shares by way of rights issue             265.6

Loss for the financial year                                  (98.4)

Exchange adjustments                                         (51.6)

Goodwill written-back on disposals                              3.0

At 31 December                                                341.9


The prior year adjustment represents the effect of a change in accounting policy for deferred taxation following the Company's adoption, for 2002 reporting, of FRS 19 "Deferred Taxation".


10      Current assets

Total current assets at 31 December 2002 of GBP648.2m (2001: GBP737.8m) comprise the following:


                                                              2002          2001

                                                              GBPm          GBPm

Stocks                                                       190.1         230.7

Debtors - amounts falling due within one year                348.8         379.8

     - amounts falling due after more than one year           66.8         103.7

Cash and short-term deposits                                  42.5          23.6

Total current assets                                         648.2         737.8

In addition to the stocks recorded in the balance sheet as current assets, the Group held precious metals on consignment terms with a total value at 31 December 2002 of GBP241.3m (2001: GBP232.9m). The consignor retains title to the metal and Cookson and the consignor have a right of return over the metal without penalty.

11     Financial information

This preliminary results announcement has been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2001, except as explained in note 9 above in relation to the change in accounting policy resulting from the Company's adoption of FRS 19 with effect from 1 January 2002. The financial statements were approved by the Board of Directors on 4 March 2003. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2002 or 2001, but is derived from those accounts. Statutory accounts for 2001 have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

Exhibit No. 5

6 March 2003


                               Cookson Group plc
                                 Board Changes

               Robert Beeston appointed as non-executive Director
                             and Chairman Designate

Cookson Group plc ("Cookson" or the "Company"), the international materials technology group, is pleased to announce that Mr Robert Beeston is to join the Board as a non-executive Director with effect from 1 April 2003 and will assume the position of Chairman with effect from the close of the Company's Annual General Meeting on 24 April 2003.

From 1992 until December 2002, Mr Beeston was Chief Executive Officer of FKI plc, the GBP1.6bn turnover international engineering group.

Having begun his career as an apprentice with Dowty Group in 1960, Mr Beeston
(61) has a long and distinguished record in the engineering sector. He spent 18 years with Dowty Group holding a number of management positions, primarily in manufacturing, before joining John Brown Plastics Machinery (UK) Ltd as Managing Director in 1978. In 1985, he was appointed Managing Director of BTR Valve Group, a position he held for six years before joining FKI plc as Chief Executive Officer in 1992.

During his 10 year tenure at FKI plc, the business was successfully restructured into four divisions each commanding a leading position in their global markets, and produced an impressive record of strong cash flow and dividend growth.

Mr Beeston is a non-executive Director, and Chairman of the Remuneration Committee, of D S Smith Plc, the international packaging and office products group.

Mr Beeston will succeed Sir Bryan Nicholson as Cookson's Chairman. Sir Bryan
(70) joined Cookson's Board as Chairman in 1998 and is to retire at the forthcoming Annual General Meeting.

Anthony Alexander, Senior non-executive Director of Cookson, who led the search on behalf of the Nominations Committee, said:

"We are delighted that Bob Beeston has agreed to join Cookson as our Chairman. He has an outstanding track record in the international engineering sector, and his experience will be of great value as, after two challenging years, we drive the Company's financial performance forward and, with it, value for shareholders.

"I would like to express my sincere thanks, and those of everyone within Cookson, to Bryan Nicholson for his guidance and unwavering support during his five years as Chairman. His contribution to Cookson's affairs has been invaluable, and we wish him well in his continuing roles as Chairman of the Financial Reporting Council and the Council of the Open University."

Robert Beeston said:

"I am delighted to have been asked to chair Cookson's Board. It is a Company made up of well run, high quality businesses and I share the management team's belief and confidence in its future prospects.

"I also recognise and understand shareholders' desire to see these prospects better reflected in the value of their investment, and this will be at the forefront of our minds as we take the Company forward."

               Kent Atkinson appointed as non-executive Director

Cookson is also pleased to announce that Mr Kent Atkinson is to join the Board as a non-executive Director with effect from 1 April 2003.

Mr Atkinson (57) was Group Finance Director of Lloyds TSB Group plc for eight years from 1994 until June 2002. He remains on the Board of Lloyds TSB Group plc as a non-executive Director.

He is Senior Non-Executive Director and Chairman of the Audit Committee of Coca-Cola HBC SA, roles he has held since May 1998. He joined the Boards of Marconi plc and Marconi Corporation in December 2002 to assist them in their restructuring, in both cases as non-executive Director and Chairman of the Audit Committees.

It is intended that Mr Atkinson will, after a period of induction, be appointed as Chairman of Cookson's Audit Committee.

Sir Bryan Nicholson, Chairman of Cookson, said:

"I am delighted to be able to welcome Kent Atkinson to Cookson. We are very fortunate to have someone of his calibre and experience joining our Board.

"I would also like to take this opportunity to thank Richard Haythornthwaite, who is due to retire at this year's AGM, for his valuable contribution and support during his term as a non-executive Director."


Shareholder/analyst enquiries:

Cookson Group plc Tel: 020 7766 4500

Sir Bryan Nicholson, Chairman

Anthony Alexander, Senior non-executive Director

Stephen Howard, Group Chief Executive



Press enquiries:

Hogarth Partnership Tel: 020 7357 9477

John Olsen


                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date:17 March 2003